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FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

DSG International Limited

(Translation of registrant’s name into English)

17/F Watson Centre, 16-22 Kung Yip Street, Kwai Chung, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No ☒

DSG International Limited Declares Dividend and Announces

Share Repurchase Program

DSG International Limited (NASDAQ: DSGIF) The DSG International Limited Board of Directors today announced that it has authorized a dividend distribution, adopted a stock repurchase program, authorized the purchase of a UK property and granted restricted shares and options.

A special cash dividend of 70-cents per share on all of the Company’s outstanding ordinary shares will be payable on April 25, 2003, to shareholders of record on April 11, 2003. This one-time dividend distribution is attributed to the previously announced December 2002 divestiture of the Company’s Australian operations.

The Board of Directors also authorized a share repurchase program of up to approximately 10% of the Company’s outstanding ordinary shares. The actual number of shares repurchased and the timing of the transactions will depend upon prevailing market conditions and other factors. Purchases may be made in the open market, through block trades or otherwise.

As part of a series of transactions the Board of Directors has authorized the purchase of the London residence of its Chief Executive Officer, Mr. Brandon Wang. The net proceeds of this transaction will be used by Mr. Wang to repay a portion of a shareholder loan due the Company. Mr. Wang will enter into an agreement with the Company for lease of this London property for a yet undetermined period.

All of the dividends received by Mr. Wang as a result of the April 25, 2003 dividend payment will be used to repay the remaining shareholder loan due the Company. It is anticipated, as a result of these series of transactions, that the shareholder loan balance (approximately $8.5 million as of December 31, 2002) will be repaid in full or substantially in full by December 31, 2003.

Pursuant to the Company’s Equity Participation Plan (the “Plan”) adopted on March 21, 2002 the Company granted approximately 1.3 million shares to its executives and key employees.

DSG International Limited and its predecessors have been in the business of manufacturing and distributing disposable diapers since 1973. With manufacturing plants in Wisconsin, Ohio and Washington, the Company also maintains manufacturing operations in Hong Kong, Great Britain, China, Thailand, Indonesia and Malaysia. Additionally, the Company distributes its products throughout Asia, North America and Europe. The Company produces private label disposable diapers, adult incontinence products and training pants at certain of its operations. Its best selling brands include “Fitti®”, “Pet Pet®”, “Cosies®”, “Cosifits®”, “Baby Love®”, “Babyjoy®”, “Lullaby®”, “Cares®”, “Cuddles®”, “Super Fan-nies®”, “Dispo 123™”, “Handy™”, “Certainty®”, “Merit®” and “Drypers®”.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

This news release may contain forward-looking statements or predictions. These statements represent our judgment as of this date and are subject to risks and uncertainties that could cause actual results or events to differ materially from those expressed in such forward-looking statements. Potential risks and uncertainties are discussed in depth in DSG International Limited filings with the SEC, copies of which may be accessed through the SEC’s World Wide Web site at http://www.sec.gov.

March 21, 2003

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DSG INTERNATIONAL LIMITED (Registrant)

By:	/s/ EDMUND J. SCHWARTZ
(Signature)*

Date March 21, 2003